Filings under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Fortress Value Acquisition Corp.

Subject Company: Fortress Value Acquisition Corp.

SEC File No.: 001-39277

FVAC / MP Materials	1
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Operator:

•	Good morning and welcome to the transaction announcement call hosted by Fortress Value Acquisition Corp. and MP Materials.

•	All participants will be in listen-only mode. If you should need operator assistance, please signal a conference specialist by pressing *0 on a touch tone phone.

•	I will now turn the conference over to Sheila Bangalore, General Counsel and Chief Strategy Officer of MP Materials. Please go ahead.

Sheila, General Counsel and Chief Strategy, MP Materials:

•	Good morning and thank you for joining todays call.

•

Please note, today’s press release and presentation as well as the Form 8-K containing the merger agreement can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. Additionally, the press release and investor presentation can be found on the company’s IR website, www.fortressvalueac.com.

•

I would like to begin by reminding everyone that the discussion today may contain forward-looking statements including, but not limited to, with regards to MP’s and FVAC’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in FVAC’s final IPO prospectus, as such factors may be updated from time to time in FVAC’s filings with the SEC which are available on the SEC website, may cause actual results or performance to differ materially from those indicated by such statements. FVAC and MP are under no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

•

In today’s remarks, we will also refer to certain non-GAAP financial measures. Definitions of these non-GAAP financial measures are available in the appendix to the investor presentation. We refer you to the disclaimers found on slides 2 and 3 of the investor presentation, which are also included in the press release and as an exhibit to the Form 8-K, for additional information.

•

Hosting today’s call are Drew McKnight, Chief Executive Officer of FVAC and James Litinsky and Ryan Corbett, Chairman and Chief Executive Officer and Chief Financial Officer of MP Materials, respectively.

•	I will now turn the conference over to Drew McKnight. Drew you may go ahead.

FVAC / MP Materials	2
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Drew McKnight, Chief Executive Officer, FVAC:

•	I’d like to welcome everyone this morning, thank you for dialing in.

•	We are incredibly excited to be here today to announce the combination of Fortress Value Acquisition Corp. with MP Materials

•

While I think you can say MP Materials and Mountain Pass is truly a one-of-a-kind asset, what I think makes us so excited about this opportunity is the unique inflection point that we’re seeing come together with electric vehicle demand, wind turbines and other advanced technologies, coupled with the urgent need for independent, resilient and reliable supply chains sourced in North America. We believe MP Materials is positioned to be the world-wide leader in rare earths mining and refining, at a time when the world is really in need of one.

•	This transaction will fully fund MP’s near-term growth strategy, delivering an estimated $252mm of Adjusted EBITDA by 2023, with significant opportunities to expand earnings as we move downstream.

•

This transaction is at a combined, post money valuation of $1.5bn, net of approximately $525mm of cash. We believe we’ve over-equitized this situation to ensure that we are able to participate in the long game of the EV evolution.

•	Fortress believes in this long-term upside and because of that view, we elected to convert the FVAC promote entirely to an earn-out structure at a 20-60% premium to deal value

•	Management is rolling their entire equity stake, and Jim is ascending to role of CEO—as he likes to say he is “voting with his feet”

•	From the Fortress point of view, we think this structure validates the compelling investment opportunity that MP represents, as well as our confidence in Jim and his outstanding team

•	And with that, I will turn it over to Jim to share with you the MP Materials story

FVAC / MP Materials	3
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Jim Litinsky, Chairman and Chief Executive Officer, MP Materials:

Slide 4

•	Thanks Drew, and hello everyone. This is a truly exciting day for all of us at MP. We’re delighted to be partnering with you, Drew, and the Fortress team.

•	I’ll spend my time here today walking you through the MP opportunity.

•	Our mission is to restore the full rare earth supply chain to the United States of America

•

A major reason we are so focused and excited beyond this being a great investment opportunity is that we see our mission as coming at a critically important moment in the global economy, and for industry in the US, in particular

•

The coming electrification of global transportation and other industries will be one of the most powerful themes for the next couple decades. Our story is about national security, US jobs and a carbon-reduced future for all of us. And at the foundation sits Mountain Pass, our integrated rare earth mine and processing facility. This is a truly unique, world-class facility that is effectively our only chance to create a Western-based global leader in rare earths

Slide 5

•	Let me first provide a quick summary of what we’re announcing today.

•

We plan to combine with Fortress Value Acquisition Corp., in a transaction that will result in MP being listed on New York Stock Exchange. MP will be valued at approximately $1.5 billion post-transaction, with over a half billion dollars in net cash to execute on our vision.

•

We sit squarely in the center of the electric transportation ecosystem – what we believe will prove to be a dominant investment theme of the coming decades. We’re the only scaled source of critical rare earth materials in North American; in fact in the entire Western Hemisphere.

•

The materials we produce power electric motion. Rare earth oxides are used to create NdPr magnets, which are the settled, proven technology that enables the mobility of electric vehicles, wind turbines, drones, robots, advanced defense systems and more.

•

We are therefore in position to drive the transition to fully green supply chains for an electrifying global transportation infrastructure. And we will do it best-in-class sustainability that we believe far exceeds that of anyone else producing rare earth materials today.

•

We’re off to a great head start on our vision. Over the past few years we’ve restarted operations at Mountain Pass, have achieved positive EBITDA and cash flow. Our cash flows combined with the transaction financing with Fortress positions us to execute on completing the restart of our full rare earth production process, which we believe will enable us to generate in excess $250 million in Adjusted EBITDA in 2023.

•

Finally, as Drew noted at the outset, the deal structure we’re announcing today is unique and represents a complete alignment of interests. We are all invested for the long-term in seeing MP’s vision through. The transaction is expected to close in Q4 of this year, at which point we will begin trading on the NYSE under the ticker MP.

FVAC / MP Materials	4
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Slide 6

•	On the next slide

•	Here’s an overview of our leadership team.

•

Michael Rosenthal and I have spearheaded the restart of Mountain Pass since we acquired the asset in 2017. We’ve taken the site from cold idle status with 8 employees, to over 220 today and a strong leadership team.

•	Including Ryan Corbett as CFO, who is here with us today. Along with Drew, we are assembling a world class Board including General Richard Myers and, former Omnicom CFO, Randy Weisenburger.

•	We are focused on establishing and operating with best in class governance as we execute on our mission together.

Slide 7

•	The next two slides provide an overview of our business and opportunity. I’ll cover the highlights quickly and then dive more into detail over the balance of the presentation.

•	As mentioned at the top, MP Materials operates Mountain Pass, a one-of-a-kind asset uniquely positioned to bring a leading source of rare earth materials back to North America.

•

Mountain Pass’s high quality ore deposit is rich in Neodymium and Praseodymium among other rare earths. Commonly referred to as NdPr, these rare earths are fundamental to powering traction motion. The anticipated growth in electric vehicles alone would rapidly place the word into a deficit for these critical materials, especially at current prices.

•

Our strategy is to leverage the Mountain Pass facility to onshore domestic supply of rare earths. We’ve already completed the first part of our plan, and today we produce a rare earth concentrate product that is sold into Asia.

•

We’re already profitable as a result, but the clear-and-present opportunity sits at the stage we are embarking on now, a retrofit of Mountain Pass’s processing facility workflow to separate rare earth oxides. Today’s transaction funds this project – which is essentially shovel-ready and will enable us to accelerate our earnings power quickly over the next few years.

•	Looking beyond that to the roughly 5yr time horizon, we also have optionality to drive another leg of value creation by moving further downstream into magnet production.

Slide 8

•	As mentioned at the top, today’s transaction was announced at an approximate $1.5 billion equity valuation.

•

Existing MP shareholders are long – we are rolling over 100% of our equity and will own over 62% of the pro forma equity of the post-transaction company. In total management of MP will own 12% of the company.

Slide 9

•	[Move to slide 10]

FVAC / MP Materials	5
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Slide 10

•	I can’t say enough times how truly unique Mountain Pass is. From a Western perspective, it’s the only game in town for scaled rare earth production.

•

With one of the highest grade rare earth ore deposits anywhere in the world, over 800 metric tons of recoverable rare earth oxides, and over 6,000 metric tons of expected annual run-rate production of NdPr, Mountain Pass is going to be to be a major global supplier to the electric transportation industry for years to come – reclaiming a rich history of innovation and leadership built over seven decades.

•	And the size and quality of this deposit sets us up very well for the potential move into downstream magnet production in future years.

Slide 11

•	Moving ahead, the history of Mountain Pass is important to understanding the story and opportunity.

•	We did not just show up at the site and begin mining. For most of the six decades ending in 2015, Mountain Pass was perhaps the world’s most dominant source of rare earths.

•

Most recently this history included the failure of Molycorp. The story of Molycorp is one of a change in strategy and resulting execution challenges. We have fixed those challenges and our Stage 2 plan will restore the production process that made Mountain Pass a global leader.

Slide 12

•	Here’s why it’s so important that Mountain Pass reclaim its illustrious history?

•	Because the Western Hemisphere and the US in particular are demanding it.

•

Today’s rare earths industry is dominated by Chinese producers. That’s not because they have better ore deposits or can achieve always lower labor costs. It’s a function of determined industrial policy. Rare earths are critical to future global infrastructure and it’s a targeted industry that China has sought to dominate. And they’ve done that, including building out the downstream supply chain where significant value is captured.

•	The lack of a Western source of rare earths is a single point of failure for multiple industries and for our national economic security.

•

Looking specifically at electric vehicles, while all rare earth oxides are produced in Asia, the buyers of those materials global blue-chip companies located across the globe. In an era where every global manufacturer wants to limit risk and diversify sources of critical raw materials supply, we know these manufacturers will welcome a dedicated, scaled Western supply chain.

•

And we are that solution. Already before beginning the retrofit of our facility, we sell the equivalent of 15% of the global supply of rare earths via our concentrate product. That also represents essentially 100% of the rare earth materials produced in the Western Hemisphere.

Slide 13

•	Rare earth production is a highly capital intensive, and high barrier-to-entry industry.

•

There are many start-up players in North America who claim to be creating rare earth businesses, and some of these trade on small exchanges. But all of them have challenges, starting with generally low ore grades. There is almost no ability for any of these ventures to achieve scale in a reasonable time frame as the demand for magnets takes off.

FVAC / MP Materials	6
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

•	In short, we believe we are multiple years and billions of dollars ahead of any potential Western competitor.

•

Outside of China, the only other meaningful competitor is Lynas, which produces its rare earths in Malaysia under a government license that is often under renewal threat and carries with it significant geopolitical risk.

Slide 14

•	Rare earths are sustainable products that power sustainable industry. But core to our mission is also producing them sustainably.

•	The rare earth industry has a poor track record of environmental stewardship.

•	Mountain Pass, on the other hand, was built with sustainability at the forefront, and will prove an attractive option to customers along a green rare earth supply chain.

Slide 15

•	And those sustainability attributes are highlighted on this next slide, which shows an aerial of our fully integrated facility.

•

From our closed-loop flotation process that recycles 95% of utilized water, to our unique dry paste tailings approach and environmentally friendly impoundment, Mountain Pass is built as a zero-discharge, sustainable operation.

•

We will also use natural gas for power and steam and when our retrofit is complete we will turn back on the existing chlor-alkali facility, enabling us to create reagents on site, eliminating the need to bring in harmful chemicals for rare earth separation.

Slide 16

•	See the next slide.

•	One of the embedded benefits of all of this for investors is that this sustainable, fully integrated facility is built and ready to produce.

•

Over $1.7 billion of capital was invested in Mountain Pass since 2012. Conveyance, crushing, boilers are all operating today. We think of Mountain Pass as a sophisticated specialty materials business, supported by on-site access to the highest quality raw material in the world.

•	We think of it really as a lab coat operation, not a hard hat operation.

Slide 17

•	Let’s turn now to the market opportunity for MP Materials

Slide 18

•

On slide 18 we share research from Morgan Stanley to make the point that many in the investment community are putting a lot of thought to how cars and climate and coming electrification of vehicles will impact industries at large and drive new investment opportunities.

FVAC / MP Materials	7
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

•	We span several of those industry sectors, from mining to chemicals to energy to the powering of electric motion.

•

Most companies that touch one or more of these sectors are broadly diversified. Electrification is one of many opportunities. For MP, we are a pure play on the theme of cars and climate, and we’re one of the few out there.

Slide 19

•	Nd and Pr are the essential building blocks for the electrification of transportation and other advanced industries.

•

Today’s internal combustion engine powered auto industry generated over a half trillion in domestic sales, contributing 3% to our GDP and over 10 million jobs. In fact we estimate that over 3% of all private market jobs are somehow connected to the auto industry.

•	Now think about the reality that global momentum is building around electric vehicles as an ultimate replacement for the internal combustion engine.

•

NdPr magnets are a vital and irreplaceable input as this transformation takes place, making them a single point of failure for our national economy and security if we do not have access to a sustainable source of supply.

•	A transforming auto industry cannot afford to have this happen. A Chinese alternative is needed and MP is the only viable option.

Slide 20

•	On this next slide, you can see a lot of headlines

•	Auto OEMs are making huge investments. They are beginning to allocate significant amounts of their capital to EVs and autonomous vehicles. We are in an ideal position to ride this wave.

Slide 21

•	It’s not just industry.

•

Governments around the world are investing in and supporting this transformation through incentives, regulations and mandates. Our global climate challenges necessitate this and governments are stepping up.

Slide 22

•	Moving on to slide 22.

•

As this transformation plays out, demand for NdPr magnets will far outstrip available supply. It is estimated that sometime in the next 15 years, EVs alone could consume more NdPr than is produced, creating a critical deficit.

•	There are many forecasts out there, but regardless of which you believe there will be a need for more rare earth permanent magnets in the world.

•	And this isn’t just about electric vehicles. Consider the many other industries from wind turbines to drones to fighter jets that will increasingly rely on NdPr magnets.

•	Growing adoption of this product is a game changer for global industry.

FVAC / MP Materials	8
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Slide 23

•	Now on slide 23 I want to keep the focus for the moment on electric vehicles.

•

Producers of EVs like Tesla, Nikola, Fisker or the existing global OEMs continue to work toward improving battery technology. There is no fully emergent standard for battery chemistry, with multiple OEMs placing different bets. No one knows what materials will be involved in the end or if it evolves, how; solid state or hydrogen or capacitors?

•

But, for motion it is a well-settled standard… NdPr magnets are it. It’s at the edge of the envelope of what’s possible and is already widely adopted. This virtually eliminates the risk of technology obsolescence.

•	In fact, there is a famous Nikola Tesla quote from 1886 that we have on our website that says…

•	“A thousand years hence, the telephone and motion picture camera may be obsolete, but the principle of the rotating magnetic field will remain a vital, living thing for all time to come”

•	We, therefore, view ourselves as a true “Picks and Shovels” play for the electrification boom.

Slide 24

•	Moving now to slide 24 you can see beyond EVs.

•	NdPr magnets are already used broadly across an array of industries from electronics to disk drives to heating and air conditioning.

•	Electrification and advanced technologies are just 25% of today’s market but set to explode.

Slide 25

•	Wind turbines are also a great example of a growing, green-friendly application – magnets make the turbine’s gear box lighter, cheaper and more reliable.

Slide 26

•

You can go down the list and see similar benefits in other industries like defense, one of the big reasons our government has identified a domestic supply chain for critical rare earths to be of vital importance.

Slide 27

•	As summarized on this next slide, a series of Presidential determinations and cabinet-level pronouncements have zeroed in on rare earths as key to our national security.

•

This comes at a time when geopolitical forces are underscoring the risk of relying on other sovereign states for access to critical supplies. Rare earths are near or at the top of the list of supply chain priorities for our country and our allies. Allied states have discussed initiatives to create stockpiles of critical materials like rare earth magnets.

•

This geopolitical priority is expected to engender further support for a revived MP as we pursue our long-term goal of moving downstream into magnet production. We hope to listen closely to the sage advice of General Myers as we navigate this landscape.

FVAC / MP Materials	9
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Slide 28

•	I’ll now move into our operating strategy.

Slide 29

•	Moving ahead to slide 19.

•	I will focus much of my strategy discussion around Stage 2 of our recommissioning of Mountain Pass.

•	Execution on this initiative is the driver behind our combination with Fortress Value Acquisition and the driver of growth and value creation for MP over the next few years.

•	Stage 1 was about restarting the facility and making concentrate – this has restored profitability, market share and created a positive cash flow stream.

•	Stage 2 is about creating purified rare earth oxides, which will establish us as an integrated global leader in the rare earth market.

•	Stage 3 is about the future – our objective, once Stage 2 is complete, is to move further downstream and integrate production of NdPr magnets.

•	We will be execution focused though, willing to work methodically as owner-operators to do this right for the long term

Slide 30

•	Looking at each stage in more detail…

•	Stage 1 was about re-establishing operations. We currently produce a paste, or concentrate, rich in rare earths that we sell to downstream refiners.

•

In Stage 2 we will retrofit the existing capital to engage in our own downstream refining, becoming a key global competitor in rare earth oxide production. The major initiative here is the introduction of a new rotary kiln that will enable us to begin a roasting process, the first step in turning our concentrate into separated rare earths. Other than the kiln, which is in RFP, we are able to reuse the existing extraction equipment that is on-site and operable.

•	As we look to Stage 3 in the future, we will be evaluating a buy, build or JV strategy to gain exposure to downstream magnet production. Our unique resource puts us in a very special position.

•

Stage 3 will allow us to transform a commodity cash flow stream into a high growth industrial one. We will remain execution focused on Stage 2 in the near term, but believe we can also significantly compound our enterprise value as we methodically grow our cash flow and transform that nature of it.

Slide 31

•	The next slide illustrates the research and vetting done on the Mountain Pass ore deposit.

•	We own proven and probable reserves that will power MP Materials for years to come, with 15,000 acres of mineral rights permitted for 30 years.

•	It can’t be understated that to be successful in this business, it all starts with access to proven and high-quality reserves. Mountain Pass is unsurpassed in this regard.

FVAC / MP Materials	10
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Slide 32

•

On slide 32, just to summarize on our initial stage of recommissioning. Since restarting Mountain Pass from cold-idle status in 2017, we’ve achieved run-rate revenue in excess of nearly $83 million annually with Adjusted EBITDA of $41.5 million. That adjusted number includes the removal of a tariff on exports of our product to China, effective in Q2 of this year, as well as execution on $5 million in cost savings initiatives.

•	So, with the full funding of Stage 2 via the SPAC transaction and a positive cash flow base, MP will be in great position to execute on Stage 2.

Slide 33

•	And we are ready to hit the ground running.

•	Long-term engineering studies have already been completed and the retrofit is essentially shovel ready.

•

Importantly, as detailed here, we are essentially retrofitting the asset to produce rare earth oxides via the process it was designed for. We are recreating the roasting circuit that Mountain Pass had established over decades as the ideal process for separating purified NdPr, a process that was abandoned by prior ownership in order to focus production on Cerium, another rare earth of lesser commercial value today.

•	The Stage 2 approach is how it was done for decades. There is no new technology risk.

Slide 34

•	The return to focusing on NdPr is supported by the demand drivers I spoke of earlier. This will be an increasingly supply constrained market as the electrification revolution gains momentum.

•	Here we’ve shown industry pricing estimates for NdPr from leading analysts CRU, but we’ve based our projections on much more conservative estimates.

•

I want to add a key thought before I hand it over to Ryan Corbett, our CFO, to discuss the financials. You can see on this chart that NdPr has been in a bear market for nearly a decade. Commodities in general have been in a bear market essentially over this same period.

•	The forward decade is often not like the prior decade. I always like to say, “Death, Taxes and Cycles”.

•

As you will note, given the limited Stage 2 cap ex relative to what we expect the cash balance to be on our pro forma balance sheet, we have positioned the capital structure in a way that is appropriate for our business

•	The leverage is in the price, not on our balance sheet

•	With that, I’ll now turn the presentation over to our CFO Ryan Corbett, to talk about our potential as we execute on Stage 2.

FVAC / MP Materials	11
Investor Conference Call – July 15, 2020
SCRIPT AS RECORDED – FINAL

Ryan Corbett, Chief Financial Officer, MP Materials:

Slide 35

•	Thanks Jim.

•

Working off the pricing assumptions Jim just shared, we’ve built a model demonstrating our earnings power under the assumed $70 forward NdPr price estimate, as well as more bullish and bearish scenarios.

•

Regardless of scenario, what you’ll see is a tremendous step-up in margin and cash flow, or Adjusted EBITDA as we begin selling separated rare earth products. In our base case, we would generate approximately $415 million in revenue and $252 million in Adjusted EBITDA by 2023. And incremental margin flows through with each step up in price.

Slide 36

•	Now let’s look deeper at the financial model.

•	We assume spending the majority of Stage 2 targeted capital beginning upon transaction closing and through 2021, with separated rare earth oxide production beginning early 2022.

•	Until that time, we’ll continue to generate revenue and positive cash flow from sales of rare earth concentrate

•

You’ll see on the lower right that under our plan there is a rapid inflection back to positive free cash flow immediately after the completion of the bulk of the Stage 2 capital project, with significant operating cash flow growth driven by the switch from producing concentrate to the higher-value separated rare earth oxides.

•

Then, in 2023, we will fully complete the Stage by bringing the on-site chlor alkali facility back on line, enabling us to produce our own chemical reagents and generate incremental cost benefit and is an attractive return-on-capital opportunity, which ultimately supports our $252 million Adjusted EBITDA target in 2023.

•

It bears repeating that these estimates are based on the conservative $70 price point for NdPr that Jim shared a moment ago. We’ve also built additional conservatism into the cost estimates that get us to our Adjusted EBITDA target.

Slide 37

•	Once we get beyond Stage 2 there is a material and significant incremental value creation opportunity by moving further downstream into the business of upgrading NdPr into rare earth magnets.

•

This opportunity is compelling on a couple of different levels. Rare Earth magnets represent a value upgrade to the base rare earth oxides, but value capture from that process requires a steady, cost-effective source of supply—which has been missing from North America for decades. By creating that supply at MP Materials, the preponderance of the cost of materials is already sunk, making for high margin-flow through and a distinct cost advantage.

FVAC / MP Materials	12
Investor Conference Call – July 15, 2020
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•

Whether we engage directly in magnet production, or invest or ultimately partner will be determined as we near completion of Stage 2. But we highlight this today because of the future optionality and upside as we expand MP Materials’ presence as a global leader in rare earth magnetics.

•	With that, I’ll now turn it back to Drew to wrap up.

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Investor Conference Call – July 15, 2020
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Drew McKnight, Chief Executive Officer, FVAC:

Slide 38

•	Thanks Ryan.

•	Let’s now wrap up with a quick overview of deal structure and valuation.

Slide 39

•	I’m on slide 39.

•	Capitalizing this business the way we have not only solidifies our access to capital to fully fund Stage 2, but brings together three world class firms that have a long history.

•

As importantly, MP’s existing shareholders are along for the ride and will retain a strong majority position- it was incredibly important, and evident, to us during the negotiation that the JHL/QVT teams truly believe in this long-term vision and want to ride along with shareholders in this. When you spend time with Jim and Mike, you immediately appreciate not only the work they’ve put in to date, which is immense, but their unbridled enthusiasm in the future.

•	JHL and QVT have revived a critical national asset and our goal is to see through the execution to the tremendous opportunity that awaits.

Slide 40

•	As we’ve noted, both Fortress and JHL/QVT are well aligned on how compelling an opportunity MP represents. We are all fully aligned and vested in the future upside of the business.

Slide 41

•

Finally, we’ve also shared some valuation thoughts for investors to use in benchmarking MP Materials. We are a pure play on the cars and climate theme – since there are no true peers, we’ve looked across key sectors with exposure to electrification.

•

We think there are a number of different ways to think about this opportunity, but the easiest way that I can think of is that MP Materials is the picks and shovels way of investing, and enabling, the EV theme that we believe is just beginning. In addition, with MP as the only North American source of NdPr, this is a way to be a little more agnostic in picking which company might be the winner. We are going to be both a vital supplier and partner to the leaders of electrification.

That concludes our remarks today. Thank you for listening and have a great day.